Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT OF THE RESOLUTIONS PASSED
AT THE ANNUAL GENERAL MEETING
AND
DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting held on Friday, 3 June 2011 (the “AGM”). All resolutions were duly passed.

Final dividend of the Company for the year ended 31 December 2010 will be distributed on or before Wednesday, 24 August 2011.

1.	VOTING RESULTS AT THE ANNUAL GENERAL MEETING HELD ON 3 JUNE 2011
The AGM was held on Friday, 3 June 2011 at 10 a.m. at Salon 1-4, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong.
A total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, were entitled to attend and vote for or against the resolutions considered at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. The shareholders and authorized proxies holding an aggregate of 21,572,971,368 shares, representing 76.32% of the total voting shares of the Company were present at the AGM. The meeting was convened in accordance with the requirements of the Company Law of the the People’s Republic of China (the “PRC”) and the Articles of Association of the Company. The AGM was chaired by Mr. Yang Chao, Chairman of the Board.

Commission File Number 001-31914
The poll results in respect of the resolutions proposed at the AGM are as follows:

	For		Against		Abstain		Attending and
	No. of shares		No. of shares		No. of shares		Voting
Resolutions	voted	%	voted	%	voted	%	No. of shares
As ordinary resolutions:
1 To consider and approve the Report of the Board of Directors of the Company for the Year 2010	21,566,756,955	99.971193	305,630	0.001417	5,908,783	0.027390	21,572,971,368
The resolution was duly passed as an ordinary resolution
2 To consider and approve the Report of the Supervisory Committee of the Company for the Year 2010	21,569,719,784	99.984927	303,080	0.001405	2,948,504	0.013668	21,572,971,368
The resolution was duly passed as an ordinary resolution
3 To consider and approve the Audited Financial Statements of the Company and the Auditor’s Report for the Year ended 31 December 2010	21,570,365,419	99.987920	277,885	0.001288	2,328,064	0.010792	21,572,971,368
The resolution was duly passed as an ordinary resolution
4 To consider and approve the Profit Distribution and Cash Dividend Distribution Plan of the Company for the Year 2010	21,571,739,697	99.994291	442,235	0.002050	789,436	0.003659	21,572,971,368
The resolution was duly passed as an ordinary resolution
5 To consider and approve the Resolution on the Remuneration of Directors and Supervisors of the Company	21,558,595,532	99.933362	3,363,860	0.015593	11,011,976	0.051045	21,572,971,368
The resolution was duly passed as an ordinary resolution
6 To consider and approve the Resolution on the Re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company, and PricewaterhouseCoopers, respectively, as the PRC auditor and international auditor of the Company for the year 2011 and to authorize the Board of Directors to determine their remuneration	21,408,150,526	99.235984	13,399,555	0.062113	151,421,287	0.701903	21,572,971,368
The resolution was duly passed as an ordinary resolution
7 To consider and approve the Continued Donations to the China Life Foundation	21,566,037,755	99.967859	1,673,790	0.007759	5,259,823	0.024382	21,572,971,368
The resolution was duly passed as an ordinary resolution

Commission File Number 001-31914

	For		Against		Abstain		Attending and
	No. of shares		No. of shares		No. of shares		Voting
Resolutions	voted	%	voted	%	voted	%	No. of shares
As a special resolution
8 To consider and approve the Proposed Amendments to the Articles of Association of the Company	20,333,077,556	94.252559	1,224,867,450	5.677787	15,026,362	0.069654	21,572,971,368

The resolution was duly passed as a special resolution. The amendments to the Articles of Association as referred to in this special resolution shall come into effect after the approval of China Insurance Regulatory Commission

As a supplementary ordinary resolution
9 To consider and approve the appointment of Mr. Yuan Li as an Executive Director of the Company	21,497,561,314	99.650442	56,852,532	0.263536	18,557,522	0.086022	21,572,971,368
The resolution was duly passed as an ordinary resolution
Received and Reviewed
10 To receive and review the Duty Report of the Independent Directors for the Year 2010
11 To receive and review the Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System for the Year 2010

Commission File Number 001-31914
The full text of all resolutions other than Resolution No. 9 is set out in the circular and notice of the AGM dated 11 April 2011, and the full text of Resolution No. 9 is set out in the supplementary notice of the AGM dated 18 May 2011.
Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.
II.	DISTRIBUTION OF FINAL DIVIDEND
Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that details relating to payment of final dividend of the Company for the year ended 31 December 2010 to H share shareholders of the Company are as follows:
The Company will distribute a final dividend of RMB0.40 per share (equivalent to HK$0.47978 per share) (inclusive of tax) for the year ended 31 December 2010 to H share shareholders whose names appeared on the register of members of H shares of the Company on Friday, 3 June 2011.
According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.83372: HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend by the AGM.

Commission File Number 001-31914
According to the “Law on Corporate Income Tax of the People’s Republic of China” and its implementing rules which came into effect on 1 January 2008 and other relevant rules, the Company is required to withhold corporate income tax at the rate of 10% before distributing the 2010 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of corporate income tax.
The Company has appointed Hang Seng Bank (Trustee) Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be distributed by the Receiving Agent on or before Wednesday, 24 August 2011. Relevant cheques will be dispatched to holders of H shares entitled to receive such dividend by ordinary post at their own risk.
III.	ELECTION OF MR. YUAN LI AS AN EXECUTIVE DIRECTOR OF THE COMPANY
Mr. Yuan Li’s term of office as an Executive Director of the Company commenced on 3 June 2011 following the approval of his appointment at the AGM and will end on the expiry of the term of the third session of the Board.
Please refer to the supplementary notice of the AGM dated 18 May 2011 for biographical details of Mr. Yuan Li.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 3 June 2011
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao*, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh

*
At the thirteenth meeting of the third session of the Board held on 3 June 2011, Mr. Yang Chao tendered his resignation as Chairman and Executive Director of the Company. At the same meeting, Mr. Yuan Li was elected as the Chairman of the Company. For further details, please refer to the announcement in relation to the Change of Chairman and Executive Director published by the Company on 3 June 2011.